UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 12b-25

SEC File Number: 001-33307

CUSIP Number: 750491102

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2013

☐           Transition Report on Form 10-K

☐           Transition Report on Form 20-F

☐           Transition Report on Form 11-K

☐           Transition Report on Form 10-Q

☐           Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I—REGISTRANT INFORMATION

RADNET, INC.

Full Name of Registrant

1510 Cotner Avenue

Address of Principle Executive Office (Street and Number)

Los Angeles, California 90025

City, State and Zip Code

PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K filed by RadNet, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 8, 2013, the Audit Committee of the Board of Directors of the Company, based on the recommendation of management, determined that the Company’s consolidated financial statements for the fiscal year ended December 31, 2012 should no longer be relied upon because of the impact of an overstatement of deferred tax assets. To correct the overstatement, the Company intends to amend its Annual Report on Form 10-K for the year ended December 31, 2012, originally filed with the SEC on March 18, 2013 and amended on April 1, 2013.

The Company is completing the restatement and it intends to file the amendment to its Annual Report on Form 10-K for the year ended December 31, 2012 before it files the quarterly report on Form 10-Q for the quarter ended September 30, 2013 and expects to file both the Form 10-K/A and the Form 10-Q within the next five calendar days.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Mark Stolper, Chief Financial Officer	(310) 478-7808
(Name)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RADNET, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2013	By:	/s/ Mark Stolper
Name: Mark Stolper
Title: Chief Financial Officer